UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): December 3, 2007

PARKWAY PROPERTIES, INC.

(Exact Name of Registrant as Specified in its Charter)

Maryland	1-11533	74-2123597
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Jackson Place, Suite 1000, 188 East Capitol Street, Jackson, MS 39225-4647
(Address of Principal Executive Offices, including zip code)

(601) 948-4091
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

On December 3, 2007, the Company announced the promotion of William R. Flatt to the position of Executive Vice President and Chief Operating Officer. Mr. Flatt, age 32, has been with Parkway since May 1997 and has served as Executive Vice President, Chief Financial Officer and Secretary since July 1, 2005. Prior to 2005, Mr. Flatt served as Vice President and Asset Manager for the Chicago market from June 2001 through June 2005 and Vice President of Investor Relations from 1999 through 2001. Mr. Flatt replaces Thomas C. Maloney, who resigned as Executive Vice President and Chief Operating Officer but will remain with the Company as an Executive Vice President and Senior Asset Manager. Mr. Maloney, Mr. Flatt and the Company have no disagreements with respect to any matter, including but not limited to any accounting-related policy or matter. Mandy M. Pope will assume the position of Interim Chief Financial Officer in addition to her responsibilities as Senior Vice President and Controller. Ms. Pope, age 38, has been with the Company since 1997 and has served as Controller of the Company since 2001 and Assistant Controller from 1997 through 2001. The Company has initiated a search for a permanent replacement for the Chief Financial Officer position.

ITEM 7.01 Relation FD Disclosure

On December 3, 2007, the Company issued a press release announcing the promotion of William R. Flatt to Chief Operating Officer, the resignation of Thomas C. Maloney as Chief Operating Officer and the naming of Mandy M. Pope as Interim Chief Financial Officer of the Company effective December 3, 2007. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

ITEM 9.01 Financial Statements and Exhibits

(c)   Exhibits.

99   Press Release dated December 3, 2007.

Pursuant to SEC Release Nos. 33-8400 and 34-49424, exhibit 99.1 is being furnished and will not be deemed "filed" for purposes of the Securities Act of 1933 or the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 3, 2007

PARKWAY PROPERTIES, INC.

By: /s/ Mandy M. Pope
Mandy M. Pope
Chief Financial Officer